Exhibit 99.1

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	January 31, 2012

Silvercorp Announces Positive Pre-Feasibility Study for the GC Silver-Lead-Zinc Project in Guangdong Province, China

VANCOUVER, BRITISH COLUMBIA, CANADA –January 31, 2012 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) is pleased to announce it has received a positive Pre-Feasibility Study (“PFS”) for its 95%-owned GC Project in Guangdong Province, China. The PFS was prepared by independent consulting firm AMC Mining Consultants (Canada) Ltd. (“AMC”).

“The Company has already commenced construction at the GC Project and initial production is expected to commence in the 3rd quarter of calendar year 2012” said Rui Feng, Silvercorp’s Chairman & CEO. “We are pleased that Proven and Probable Reserves at the GC Project have been established for the first time, and the PFS also reconfirms the project’s robust economics”.

Highlights of the Pre-Feasibility Study

  Defined mineral reserves of 4.8 million tonnes in the Proven and Probable categories grading 121 grams per tonne (g/t) silver (Ag), 1.31% lead (Pb), and 2.95% zinc (Zn), containing approximately 18.5 million ounces (oz) silver, 62,100 tonnes of lead, and 140,200 tonnes of zinc, supporting a project life of 12 years.

  Net Present Value (“NPV”) was estimated to be $73.7 million (at an 8% discount rate) with an IRR of 33% and payback in 2.4 years; and,

  An initial capital cost of $67.4 million and total operating cost of $40.60/ per tonne milled.

In preparation for production, a 1,500 tonne per day (tpd) (rising to 1,570 tpd after five years) mining capacity and 1,600 tpd flotation milling capacity facilities are under construction. The flotation mill is designed to generate silver-lead, zinc, and pyrite concentrates. The optional gravity tin recovery circuit can be appended to the main circuit to recover tin from tailings.

Mineral Resource and Reserve Summary

Mineral Resources: AMC estimated Measured and Indicated Resources totaling 7.63 million tonnes grading 122 g/t Ag, 1.32% Pb, and 3.08% Zn and Inferred Resources totaling 7.96 million tonnes containing 123 g/t Ag, 1.41% Pb, and 2.66% Zn, as detailed in the Table below, which does not include any of the results of the Company’s 2011 surface drilling program at the GC Project announced on January 17, 2012.

Resource Classification	Tonnes	Grade		Contained Metal
		Ag (g/t)	Pb %	Zn %	Ag (oz)	Pb (t)	Zn (t)
Measured	592,800	230	1.41	3.33	4,383,600	8,400	19,800
Indicated	7,038,700	113	1.31	3.06	25,571,800	92,500	215,500
Total	7,631,500	122	1.32	3.08	29,955,400	100,900	235,300
Inferred	7,959,800	123	1.41	2.66	31,477,300	112,500	211,900

Silver Equivalent formula, parameters and metal prices as for mineral reserves below
Inclusive of resources converted to mineral reserves
Lower cut-off grade, 100 g/t AgEq Recovered
Rounding of some figures may lead to minor discrepancies in some totals

Mineral Reserves: The PFS defined mineral reserves of 4.8 million tonnes in the Proven and Probable categories containing approximately 18.5 million oz. silver, 62,100 tonnes of lead, and 140,200 tonnes of zinc with a projected mine life of 12 years.

Category	Mineral Reserve (t)	Ag (g/t)	Pb (%)	Zn (%)	Ag (oz)	Pb (t)	Zn (t)	Ag. Eq. (g/t)*
Proven	464,000	199	1.12	3.18	2,968,000	5,180	14,750	268
Probable	4,285,700	113	1.33	2.93	15,510,000	56,910	125,480	212
Proven + Probable**	4,749,700	121	1.31	2.95	18,478,000	62,090	140,230	218
*Ag Eq (g/t) is the recovered silver equivalent using metal prices of US$18.00/ troy oz Ag, US$1.00/lb Pb, US$1.00/lb Zn and Recoveries of 62.78% Ag, 84.57% Pb and 88.42% Zn, and calculated using the formula AgEq Recovered = {Ag (g/t) * Ag ($/g) * Ag (Rec%)} / Ag ($/g) + {Pb (%) * Pb ($/lb) * Pb (Rec%) * 22.0462} / Ag ($/g) + {Zn (%) * Zn ($/lb) * Zn (Rec%) * 22.0462} / Ag ($/g)
**135 g/t Ag Eq cut-off for Stope Reserves & 45 g/t Ag Eq for Development Reserves.

Rounding of some figures may lead to minor discrepancies in some totals

The reserves were estimated by converting Measured and Indicated Resources for 21 out of 25 veins occurring between the +100 mRL1 and -300 mRL elevations. For mine design reasons, the PFS did not include approximately 2.5 million tonnes of Measured and Indicated Resources above the +100 mRL elevation (as the mineability of this material has yet to be fully assessed), and below -300 mRL down to -535m elevation, (as -300 mRL is the lower limit of the current mine design).

Economics
AMC has estimated a Base Case Net Present Value (“NPV”) for the GC project of $73.7 million (at an 8% discount rate), an internal rate of return (IRR) of 33% and payback of capital expenditures in 2.4 years. These economic metrics are positive and demonstrate that the project is robust in the face of the possible scenarios that typically impact on a mining operation.

[1] The GC mine datum of 0 mRL lies between 150m and 250m below surface depending on topography

The metal prices used in the AMC financial model are shown in the table below.

	2012	2013	2014	2015	After 2015
Silver (US$/oz)	40.00	30.00	25.00	18.00	18.00
Lead (US$/lb)	1.11	1.16	1.14	1.15	1.00
Zinc (US$/lb)	1.05	1.12	1.11	1.15	1.00

Foreign exchange rate was set at USD:RMB of 6.35.

Capital Costs
Total initial capital expenditure is estimated to be $67.4 million including mining, mill, infrastructure, owner’s costs and contingency.

Summary of Capital Costs	US$000
Mining	18,490
Mill and Infrastructure	29,619
Owner’s Costs	11,655
Contingency	7,589
Total Initial Capital Expenditure	67,352
Working Capital	5,714
Sustaining	25,321
Total LOM Capital Cost	92,673

Note: working capital netted to zero in Total Life of Mine Capital Cost

Operating Costs
The total operating cost for the project is estimated at $40.60/t milled. The estimate includes mining, process, general and administration (“G&A”) and surface service costs.

Summary of Operating Costs	US$/t
Mine	15.20
Mill	16.80
G&A	8.60
Total Operating Costs	40.60

Mine Design & Mining Method
The design strategy is two staged with Stage 1 being predominantly mechanized development to fast track production while the longer term Stage 2 at depth reverts to conventional tracked development methods. The Stage 1 Ramp is a 4.2 m x 3.6m in profile, 2,224 m in length and access is from +176 mRL down to -64mRL. The Stage 2 Main Shaft is 6.0 m in diameter and 618m in depth. The main shaft collar is at +248 mRL and sump bottom is at -370 mRL. Silvercorp will utilize the Shrinkage and Resue stoping mining methods at the GC Project, the same methods Silvercorp uses at its Ying Mining Camp.

For photos showing progress to date please visit:
http://silvercorpmetals.com/_resources/2012_01_05_gc_update_presentation.pdf.

Production
An Environmental Permit and 30-year Mining License were received in 2010 and Silvercorp is currently in the process of constructing the mine. Initial production is expected to start in the third quarter of 2012 with full capacity of 1,500 tonnes per day expected to be achieved in 2013. The following table summarizes the Life of Mine production and ore grades for the GC Project.

Life of Mine Production Summary

Year	Production (t)	Ag (g/t)	Pb (%)	Zn (%)	Ag (oz )	Pb (t)	Zn (t)	Ag Eq (g/t)*
2012	91,799	184	0.91	3.43	543,415	839	3,147	260
2013	484,547	159	1.20	2.87	2,477,711	4,942	13,929	230
2014	472,387	150	1.19	2.84	2,272,621	5,623	13,399	228
2015	395,153	115	1.36	2.55	1,460,906	5,362	10,080	202
2016	487,570	110	1.43	3.03	1,723,354	6,945	14,787	217
2017	524,317	121	1.50	3.08	2,047,468	7,865	16,148	228
2018	525,385	120	1.34	2.75	2,022,486	7,039	14,379	211
2019	525,005	112	1.38	3.30	1,882,694	7,250	17,340	226
2020	526,510	110	1.30	2.99	1,855,398	6,841	15,768	212
2021	520,672	97	1.38	2.96	1,617,835	7,163	15,391	205
2022	196,319	91	1.13	2.99	574,730	2,220	5,867	194
Total LOM	4,749,665	121	1.31	2.95	18,478,650	62,089	140,234	218

*Ag Eq (g/t) is the recovered silver equivalent using metal prices of US$18.00/ troy oz Ag, US$1.00/lb Pb, US$1.00/lb Zn and Recoveries of 62.78% Ag, 84.57% Pb and 88.42% Zn, and calculated using the formula AgEq Recovered = {Ag (g/t) * Ag ($/g) * Ag (Rec%)} / Ag ($/g) + {Pb (%) * Pb ($/lb) * Pb (Rec%) * 22.0462} / Ag ($/g) + {Zn (%) * Zn ($/lb) * Zn (Rec%) * 22.0462} / Ag ($/g).

Processing Facility
The processing plant is designed for 1,600 tpd flotation mill process consisting of a standard sequential flotation of lead, zinc and pyrite with three-stage cleaning of the lead and zinc concentrates and single stage cleaning for pyrite. An optional tin gravity recovery circuit potentially can be appended to the main circuit to recover tin in the tailings. Concentrates are dewatered by conventional thickening and filtration. The final products are lead, zinc, and pyrite concentrates, with a possible tin concentrate. Payable silver is in the lead concentrate.

Permitting
Silvercorp has received all permits required for commencement of construction of the mine, including Environmental and Mining Permits. Once completed, production can commence from the GC mine upon receipt of the following permitting measures:

-	completion of a review of the health and safety production measures by the Guangdong
Provincial Safety Production Bureau (“GPSPB”);

-	a post-construction safety measure inspection by GPSPB to ensure the mine, mill and tailing facility has been built to the “Mine Design” in terms of safety measures; and
-	an inspection of the tailing facility, mill, and other engineering works by the Guangdong Environmental Bureau.

Qualified Person
Brian O’Connor, P.Geo, Peter Mokos, MAusIMM (CP), Alan Riles MAIG, Mo Molavi, P. Eng and Patrick Stephenson, P. Geo of AMC Mining Consultants (Canada) Ltd. are Qualified Persons as defined by National Instrument 43-101 and have reviewed and consented to this press release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to this press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.